UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

TABLE OF CONTENTS

1.          Eagleford Energy Corp. Audited Consolidated Financial Statements for the year ended August 31, 2015 and 2014 and notes thereto as filed on SEDAR On December 24, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 29, 2015	EAGLEFORD ENERGY CORP.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

Item 1

(Formerly: Eagleford Energy Inc.)

Consolidated Financial Statements

For the years ended August 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars)

(Formerly: Eagleford Energy Inc.)

Consolidated Financial Statements

For the years ended August 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars)

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Eagleford Energy Corp.

(Formerly Eagleford Energy Inc.)

We have audited the accompanying consolidated financial statements of Eagleford Energy Corp. (formerly: Eagleford Energy Inc.) (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2015 and 2014, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the years ended August 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eagleford Energy Corp. (formerly: Eagleford Energy Inc.) as at August 31, 2015 and 2014, and its financial performance and its cash flows for the years ended August 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

2300 Yonge Street, Suite 1500, Box 2434
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

1

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $2,695,018 during the year ended August 31, 2015 and, as of that date its current liabilities exceeded its current assets by $3,233,160. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that, raises substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Schwartz Levitsky Feldman, llp”

Toronto, Ontario, Canada	Chartered Accountants
December 23, 2015	Licensed Public Accountants

2

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)	August 31, 2015	August 31, 2014
Assets
Current assets
Cash	$32,192	$103,215
Trade and other receivables	51,323	157,121
Marketable securities (Note 6)	9,600	-
Total current assets	93,115	260,336
Non-current assets
Exploration and evaluation assets (Note 7)	-	5,036,592
Total non-current assets	-	5,036,592

Total Assets	$93,115	$5,296,928

Liabilities and Shareholders’ Equity (Deficiency)
Current liabilities
Trade and other payables	$1,630,809	$1,483,775
Shareholders’ loans (Note 8 and 9)	339,588	981,834
Derivative liabilities (Note 10)	281,210	1,094,392
Provisions (Note 11 a)	11,563	11,768
Loans payable (Note 9)	1,063,105	-
Deferred revenue	-	177,804
Total current liabilities	3,326,275	3,749,573
Non-current liabilities
Provisions (Note 11(a))	-	35,775
Derivative liabilities (Note 10)	-	4,231,015
Total non-current liabilities	-	4,266,790

Total liabilities	3,326,275	8,016,363

Shareholders’ equity (deficiency)
Share capital (Note 12 a)	9,997,792	9,072,181
Share purchase warrants (Note 12 b)	801,079	1,970,968
Share purchase options (Note 12 d)	272,553	170,972
Contributed surplus (Note 12 e)	3,829,105	1,389,898
Available-for-sale reserve	(110,525)	-
Foreign currency translation reserve	-	4,692
Accumulated deficit	(18,023,164)	(15,328,146)
Total shareholders’ equity (deficiency)	(3,233,160)	(2,719,435)

Total Liabilities and Shareholders’ Equity (Deficiency)	$93,115	$5,296,928

Going Concern (Note 1)
Related Party Transactions and Balances (Note 8)
Discontinued Operations and Dissolution of Subsidiary (Note 16)
Subsequent Events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed) “James Cassina”	(signed) “Milton Klyman”
James Cassina, Director	Milton Klyman, Director

3

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Operations and Comprehensive Loss
For the years ended August 31,
(Expressed in Canadian Dollars)	2015	2014	2013

Revenue
Natural gas sales, net of royalties	$53,055	$65,024	$30,062
Expenses
Operating costs	24,910	17,138	9,234
Depletion and accretion	-	1,536	13,283
General and administrative	89,007	403,425	582,364
Interest	280,299	284,038	76,783
(Gain) loss on derivative liabilities (Note 10)	(2,653,591)	2,735,476	128,041
Loss on foreign exchange	415,345	101,427	197,640
Marketing and public relations	(22,800)	(14,250)	25,763
Gain on disposal of subsidiary (Note 16 a)	(615,881)	-	-
Stock based compensation (Note 12 d)	84,520	-	-
Stock based compensation - non employees (Note 12 d)	28,173	-	-
Accretion of secured convertible note (Note 9)	475,755	-	-
Gain on settlement of litigation (Note 6)	(120,125)	-	-
Loss on settlement of debt (Note 12 b (c) and Note 9)	-	1,335,935	402,264
Impairment loss on exploration and evaluation assets (Note 7 and 16 a)	-	1,315,276	2,690,568
Impairment loss on property and equipment	-	-	168,954
Impairment loss on marketable securities	-	-	1
	(2,014,388)	6,180,001	4,294,895

Net income (loss) from continuing operations	2,067,443	(6,114,977)	(4,264,833)
Net loss from discontinued operations net of tax (Note 16 a)	(4,762,461)	(608)	(1,213)
Net loss	(2,695,018)	(6,115,585)	(4,266,046)

Other comprehensive income (loss)
Items that may be re-classified subsequently to statements of operations
Unrealized loss on marketable securities	(110,525)	-	-
Foreign currency translation
Continuing operations	-	(203,765)	313,228
Discontinued operations	(4,692)	3,800	892
Total other comprehensive income (loss)	(115,217)	(199,965)	314,120

Net loss and comprehensive loss	$(2,810,235)	$(6,315,550)	$(3,951,926)

Earnings (loss) per share, basic
Continuing operations	$0.075	$(0.482)	$(0.407)
Discontinued operations	$(0.172)	$(0.000)	$(0.000)
Total loss per share, basic	$(0.097)	$(0.482)	$(0.407)
Earnings (loss) per share, diluted
Continuing operations	$0.055	$(0.482)	$(0.407)
Discontinued operations	$(0.172)	$(0.000)	$(0.000)
Total loss per share, diluted	$(0.117)	$(0.482)	$(0.407)

Weighted average shares outstanding, basic (Note 12 c)*	27,698,938	12,675,329	10,477,429
Weighted average shares outstanding, diluted (Note 12 c)*	37,555,135	12,675,329	10,477,429

* Reflects the August 25, 2014 one-for-ten stock consolidation (Note 12 a)

The accompanying notes are an integral part of these consolidated financial statements

4

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)
For the years ended August 31, 2015, 2014 and 2013
(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of Shares*	SHARE CAPITAL Amount $	SHARE PURCHASE WARRANTS $	SHARE PURCHASE OPTIONS $	CONTRI- BUTED SURPLUS $	FOREIGN CURRENCY TRANS- LATION RESERVE $	AVAILABLE FOR SALE RESERVE $	ACCU- MULATED DEFICIT $	TOTAL SHARE- HOLDERS’ EQUITY DEFICIENCY $
Balance, August 31, 2012	9,671,281	5,906,633	1,422,526	170,972	506,200	(109,463)	-	(4,946,515)	2,950,353
Private placement of units	224,979	197,214	-	-	-	-	-	-	197,214
Issuance of shares as debt settlement	2,366,257	946,503	-	-	-	-	-	-	946,503
Foreign currency translation
-continuing operations	-	-	-	-	-	313,228	-	-	313,228
-discontinued operations	-	-	-	-	-	892	-	-	892
Net loss
-continuing operations	-	-	-	-	-	-	-	(4,264,833)	(4,264,833)
-discontinued operations	-	-	-	-	-	-	-	(1,213)	(1,213)
Balance, August 31, 2013	12,262,517	7,050,350	1,422,526	170,972	506,200	204,657	-	(9,212,561)	142,144
Warrants exercised	651,904	306,405	(78,238)	-	-	-	-	-	228,167
Warrants expired	-	-	(174,399)	-	174,399	-	-	-	-
Derivative warrants expired	-	-	-	-	709,299	-	-	-	709,299
Issuance of units as debt settlement	14,757,120	1,715,426	801,079	-	-	-	-	-	2,516,505
Foreign currency translation
-continuing operations	-	-	-	-	-	(203,765)	-	-	(203,765)
-discontinued operations	-	-	-	-	-	3,800	-	-	3800
Net loss
-continuing operations	-	-	-	-	-	-	-	(6,114,977)	(6,114,977)
-discontinued operations	-	-	-	-	-	-	-	(608)	(608)
Balance, August 31, 2014	27,671,541	9,072,181	1,970,968	170,972	1,389,898	4,692	-	(15,328,146)	(2,719,435)
Stock options expired	-	-		(11,112)	11,112	-	-	-	-
Warrants expired	-	-	(1,169,889)	-	1,169,889	-	-	-	-
Derivative warrants expired	-	-	-	-	1,258,206	-	-	-	1,258,206
Stock based compensation	-	-	-	112,693	-	-	-	-	112,693
Shares to be issued as debt extinguishment**	10,000,000	925,611	-	-	-	-	-	-	925,611
Unrealized loss on marketable securities	-	-	-	-	-	-	(110,525)	-	(110,525)
Foreign currency translation
-discontinued operations	-	-	-	-	-	(4,692)	-	-	(4,692)
Net income (loss)
-continuing operations	-	-	-	-	-	-	-	2,067,443	2,067,443
-discontinued operations	-	-	-	-	-	-	-	(4,762,461)	(4,762,461)
Balance, August 31, 2015	37,671,541	9,997,792	801,079	272,553	3,829,105	-	(110,525)	(18,023,164)	(3,233,160)

* Reflects the August 25, 2014 one-for-ten stock consolidation (Note 12 a)

**Common shares issuable upon the settlement of the secured convertible note subsequent to August 31, 2015 (Note 9)

The accompanying notes are an integral part of these consolidated financial statements

5

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Cash Flows
For the years ended August 31,
(Expressed in Canadian Dollars)	2015	2014	2013

Cash provided by (used in)
Operating activities
Net loss	$(2,695,018)	$(6,115,585)	$(4,266,046)
Items not involving cash:
Depletion and accretion	1,498	2,449	13,283
(Gain) loss on derivative liabilities (Note 10)	(2,653,591)	2,735,476	128,041
Impairment loss on exploration and evaluation assets (Note 7 and 16)	4,490,045	1,315,276	2,690,568
Gain on disposal of subsidiary	(615,881)	-	-
Stock based compensation (Note 12 d)	112,693	-	-
Accretion of secured note (Note 9 and Note 10)	475,755	-	-
Gain on settlement of litigation (Note 6)	(120,125)	-	-
Decommissioning obligation expenditure	(205)	(706)	-
Impairment loss on marketable securities (Note 16 a)	167,815	-	1
Loss on settlement of debt (Note 12 b(c) and Note 9)	-	1,335,935	402,264
Impairment loss on property and equipment	-	-	168,954
Net changes in non-cash working capital (Note 13)	113,327	538,244	569,428
Net cash used in operating activities	(723,687)	(188,911)	(293,507)

Investing activities
Additions to exploration and evaluations assets, net	(109,874)	(113,578)	(404,818)
Net cash used in investing activities	(109,874)	(113,578)	(404,818)

Financing activities
Shareholders’ loans, net	502,908	62,380	126,763
Loans payable	196,998	-	-
Secured note payable, net	-	83,629	66,240
Private placement of units, net of share issue costs	-	-	405,650
Net cash provided by financing activities	699,906	146,009	598,653

Decrease in cash for the year	(133,655)	(156,480)	(99,672)
Effect of exchange rate changes on cash	62,632	62,858	(33,494)
Cash, beginning of year	103,215	196,837	330,003
Cash, end of year	$32,192	$103,215	$196,837

Supplemental Cash Flow Information and Non-cash Transactions (Note 13)

The accompanying notes are an integral part of these consolidated financial statements

6

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

1.	Nature of Business and Going Concern

Eagleford Energy Corp. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The Company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCQB) under the symbol EGFDF.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiary, 1354166 Alberta Ltd. (“1354166 Alberta”) a company operating in the province of Alberta, Eagleford Energy, Zavala Inc., (“Zavala Inc.”) a Nevada company and its wholly owned subsidiary EEZ Operating Inc. a Texas company (“EEZ Operating”) a Texas company incorporated May 12, 2015, until the date of disposition of Zavala Inc., on August 31, 2015 and Dyami Energy LLC (“Dyami”) which was dissolved effective April 3, 2014. These consolidated financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of exploring and developing its oil and gas properties and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of exploration and development of its oil and gas properties.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. The Company has a working capital deficiency of $3,233,160 (2014: $3,489,237) and an accumulated deficit of $18,023,164 (2013: $15,328,146). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying consolidated financial statements.

2.	Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Committee (“IFRAC”). The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 23, 2015, the date the Board of Directors approved the consolidated financial statements.

Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

7

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

2.	Basis of Preparation (continued)

Functional and Presentation Currency

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta, a company operating in the province of Alberta, Canada, is Canadian dollars. The functional currency of the Company’s former wholly-owned Nevada subsidiary, Zavala Inc., and its’ wholly-owned subsidiary EEZ Operating a Texas company, incorporated May 12, 2015 was United States dollars. The Company’s former wholly-owned Texas subsidiary, Dyami functional currency was United States dollars.

Use of Estimates and Judgements

The timely preparation of the consolidated financial statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the consolidated financial statements are:

Valuation and Classification of Exploration and Evaluation Assets

The value of exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves which in turn is dependent on future oil and natural gas prices, future capital expenditures and environmental and regulatory restrictions. The decision to transfer exploration and evaluation assets to property and equipment is based upon management’s determination of an area’s technical feasibility and commercial viability based on proved and/or probable reserve estimates.

Title to Oil and Gas Property Interests

Although the Company has taken steps to verify title to oil and gas properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Stock Based Compensation

The Company measures the cost of equity-settled transactions to the relative fair value of the equity instruments at the date at which they are issued. Estimating relative fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Decommissioning Liabilities

Decommissioning liabilities consist of asset retirement obligations that are based, in part, on estimates of future costs to settle the obligation, in addition to estimates of the useful life of the underlying assets, the rate of inflation and the risk-free discount rate.

Fair Value of Financial Instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

8

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

2.	Basis of Preparation (continued)

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against developed or undeveloped properties, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty.

The Company employs an independent reserves evaluator who periodically assesses the Company’s level of commercial reserves by reference to data sets including geological, geophysical and engineering data together with reports, presentation and financial information pertaining to the contractual and fiscal terms applicable to the Company’s assets. Significant judgment is involved when determining whether there have been any significant changes in the Company’s reserves.

Income taxes

Income taxes liability is estimated for the Company, including an assessment of temporary differences. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements. Management’s judgment is required in the calculation of current and deferred taxes, as well as the likelihood of realization.

Provisions

Considerable judgment is used in measuring and recognizing provisions and the exposure to contingent liabilities. Judgment is necessary to determine the likelihood that a pending litigation or other claim will succeed, or a liability will arise and to quantify the possible range of the final settlement.

Significant changes in the assumptions, including those with respect to future business plan and cash flows, could materially change the recorded carrying amounts.

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiary, 1354166 Alberta a company operating in the province of Alberta, Zavala Inc. a Nevada company and its wholly owned subsidiary EEZ Operating a Texas company incorporated May 12, 2015, until the date of disposition of Zavala Inc., on August 31, 2015 and Dyami which was dissolved effective April 3, 2014.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exits which is when a contract or sales order is signed by both parties, delivery has occurred, ownership has been transferred to the customer, price is fixed or determinable and ultimate collection is reasonably assured at the time of delivery.

9

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

Revenues from the production of oil and gas properties from 1354166 Alberta are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currency

Items included in the consolidated financial statements of each of the Company’s wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in other comprehensive income.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under other comprehensive income.

Loss per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Discontinued Operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period. Effective August 31, 2015, the Company assigned all of its right, title and interest in Zavala Inc., as partial settlement of a secured convertible note payable and accordingly its operations have been treated as discontinued operations in the Company’s consolidated financial statements.

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in the consolidated statement of operations. The Company’s other comprehensive income (loss) is comprised of foreign currency translation reserve and available for-sale-assets.

Foreign currency translation is related to translation differences between the Company’s US dollar functional currency subsidiaries converted into Canadian dollars at the period end exchange rates, and their results of operations converted at average rates of exchange for the period.

10

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash and derivative liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest method of amortization. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured note payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company has classified its marketable securities as “available for sale”.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are available-for-sale, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements. Adjustments to the fair value of the marketable securities at the financial position date are recorded to comprehensive income. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its i) share purchase warrants; and ii) its secured convertible note payable.

In prior years the Company had issued share purchase warrants in conjunction with offerings for the purchase of common shares of the Company. These share purchase warrants were issued with an exercise price in US dollars, rather than Canadian dollars (the presentation and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these share purchase warrants are re-measured at each statement of financial position date using the Black-Scholes option pricing model. Adjustments to the fair value of the share purchase warrants at the financial position date are recorded to the statement of operations.

11

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

The Company had a secured convertible note payable that had a conversion feature which may convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit was the lesser of a price equal to the 30-day rolling weighted average price of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the (“Conversion Unit”). The terms and features of the conversion met the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit was a derivative liability that required fair value measurement each period. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the conversion unit.

Exploration and Evaluation Assets (“E&E”)

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the consolidated statements of operations when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to the statement of operations.

Exploration and evaluation costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalized either as tangible or intangible E&E assets according to the nature of the assets acquired. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to the statement of operations as exploration and evaluation expense.

E&E assets are assessed for impairment in any circumstances where sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash-generating units (“CGUs”).

Development and Production Costs

Items of property and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing.

When significant parts of an item of property and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

12

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as exploration and evaluation assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized exploration and evaluation assets generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Joint Oil and Gas Activities

All of the Company's oil and gas activities are conducted jointly with others. The Company's accounts reflect only the Company's share of assets, liabilities, revenue and expenses in the joint operations. For interests in joint operations, the Company’s share of the jointly controlled assets are classified according to the nature of the assets, the Company’s share of any liabilities incurred jointly with the other parties, and the Company’s share of any income and expenses incurred jointly with the partners are recognized in the consolidated financial statements.

Depletion and Depreciation

The net carrying value of development or production assets is depleted using the units-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually for developed properties.

Proved and probable reserves are estimated using independent reserve engineer reports for developed properties only and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon:

•	a reasonable assessment of the future economic benefit of such production;
•	a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and
•	evidence that the necessary production, transmission and transportation facilities are available or can be made available.

Reserves may only be considered proved and probable if they are supported by either actual production or conclusive formation tests. The area of reservoir considered proved includes: (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

13

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than E&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. E&E assets are assessed for impairment when they are reclassified to property and equipment as petroleum and natural gas interests, and also if facts and circumstances suggest that their carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (petroleum and natural gas interests in property and equipment).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

14

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

Decommissioning Obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the period-end date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows and changes to discount rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the consolidated statements of operations except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current Income Tax

Current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred Tax

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and asset and they relate to the income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and asset on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The Company uses the fair value method for accounting for share-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

15

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using the Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the common shares issued.

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.The Company does not expect the amendment to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, IFRS 9 Financial Instruments (2010) and November 2013 IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2014. There were no material impacts on the consolidated financial statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRIC 21 Levies.

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

16

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

5.	Segmented Information (continued)

For the year ended August 31, 2015	Canada	United States	Total
Net revenue, continuing operations	$53,055	-	$53,055
Net income, continuing operations	$2,067,443		$2,067,443
Net loss, discontinued operations	-	$(4,762,461)	$(4,762,461)
Net income (loss)	$2,067,443	$(4,762,461)	$(2,695,018)

For the year ended August 31, 2014	Canada	United States	Total
Net revenue, continuing operations	$65,024	-	$65,024
Net loss, continuing operations	$(6,114,977)	-	$(6,114,977)
Net loss, discontinued operations	-	$(608)	$(608)
Net loss	$(6,114,977)	$(608)	$(6,115,585)

For the year ended August 31, 2013	Canada	United States	Total
Net revenue, continuing operations	$30,062	-	$30,062
Net loss, continuing operations	$(4,264,833)	-	$(4,264,833)
Net loss, discontinued operations	-	$(1,213)	$(1,213)
Net loss	$(4,264,833)	$(1,213)	$(4,266,046)

As at August 31, 2015	Canada	United States	Total
Total Assets	$93,115	-	$93,115
Total Liabilities	$(3,326,275)	-	$(3,326,275)

As at August 31, 2014	Canada	United States	Total
Total Assets	$179,888	$5,117,040	$5,296,928
Total Liabilities	$6,991,287	$1,025,076	$8,016,363

6.	Marketable Securities

As at August 31, 2015, the Company held 1,200,000 common shares in a quoted company security that had been acquired as a settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in the statement of comprehensive income (loss) in the amount of $110,525 as follows:

Market value on acquisition	$120,125
Change in fair value	(110,525)
Market value, August 31, 2015	$9,600

7.	Exploration and Evaluation Assets

Cost
Balance August 31, 2013	$6,535,278
Additions, net	113,578
Change in decommissioning obligation estimates	7,225
Disposal of decommissioning obligations, Matthews Lease JDA	(26,426)
Impairment of Murphy Lease	(1,675,749)
Foreign exchange	82,686
Balance August 31, 2014	$5,036,592
Additions, net	109,874
Change in decommissioning obligation estimates	(11,253)
Impairment of Matthews Lease (Note 16 a)	(4,490,045)
Deconsolidation of Zavala Inc. (Note 16 a)	(1,212,996)
Foreign exchange	567,828
Balance August 31, 2015	$-

17

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

7.	Exploration and Evaluation Assets (continued)

The Company’s exploration and evaluation assets were located in Texas, USA. During the year ended August 31, 2015, the Company recorded an impairment of $4,490,045 on its Matthews Lease as a result of the estimated reduction of leasehold acreage of the Matthews Lease and fair value upon the settlement of a secured convertible note. Effective August 31, 2015, the Company deconsolidated Zavala Inc. upon the assignment of Zavala Inc.’s common shares as partial satisfaction of the secured note extinguishment (Note 9 and Note16 a). During the year ended August 31, 2014, an impairment of $1,675,749 was recorded on the Murphy Lease (Note 16 b).

Matthews Lease, Zavala County, Texas

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex acted as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014, Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease (Note 17).

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant could earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014, October 6, 2014, January 5, 2015 and April 6, 2015. The Company recorded the cash payments and the payment of certain obligations under the Matthews Lease by Quadrant totaling $378,577 (US$303,712) as a reduction in exploration and evaluation assets. Under the terms of the JDA2 Quadrant was required to complete the Phase I Work Program and pay the Company cash consideration totaling US$360,000 by June 30, 2015, which it did not and accordingly the JDA2 expired without Quadrant earning any interest in the development area.

Effective March 31, 2015, the Company entered into a settlement with Stratex and Quadrant pursuant to which Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the JDA, to the Company and Quadrant, and issued to the Company 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty of US$152,293 and a further payment of US$25,000 was to be paid to the Company. EEZ Operating thereafter became the operator of the Matthews Lease (Note 17).

18

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

7.	Exploration and Evaluation Assets (continued)

On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase. A total of 340 acres were held as production units. Accordingly, the Company wrote down the lease to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045.

Murphy Lease, Zavala County, Texas

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter of fiscal 2014 (Note 16 b).

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murphy lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

8.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2015	August 31, 2014	August 31, 2013
Short term employee benefits (1)	$150,000	$75,000	$75,000
Directors stock based compensation (2)	84,520	-	-
	$234,520	$75,000	$75,000

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2015	August 31, 2014
Short term employee benefits (1)	$125,000	$281,250
	$125,000	$281,250

(1)	During the year ended August 31, 2015 the Company accrued management fees for the President of the Company at a rate of $12,500 per month. On August 31, 2015, the President forgave $306,250 of management fees.
(2)	On November 12, 2014, the Company granted options to purchase 750,000 common shares to three directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019 (Note 12 d).

As at August 31, 2015 the amount of directors’ fees included in trade and other payables was $21,600 (August 31, 2014: $19,200).

19

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

8.	Related Party Transactions and Balances (continued)

As at August 31, 2015, the Company had a promissory note payable to the President of the Company of $10,000 (August 31, 2014: $Nil). For the year ended August 31, 2015, the Company recorded interest on a promissory note to the President of $838 (August 31, 2014: $24,162). As at August 31, 2015, included in trade and other payables is outstanding interest of $111,009 (August 31, 2014: $91,727). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. Effective February 27, 2014, 651,904 common share purchase warrants expiring February 27, 2014, were exercised by the President of the Company at $0.35, for settlement of cash advances of $228,167 (Note 12 b (a)). On August 30, 2014, the Company issued 1,628,700 units at $0.08 per unit as full settlement of a promissory note payable to the President of US$120,000 (Note 12 b (c) and Note 10).

As at August 31, 2015, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $339,588 (US$249,250) (August 31, 2014: US$249,250). For the year ended August 31, 2015, the Company recorded interest on the promissory note of $32,958 (August 31, 2014: $Nil). As at August 31, 2015, included in trade and other payables, is interest of $33,049 (August 31, 2014: $Nil). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. During the year ended August 31, 2015, Zavala Inc. issued a note to Core in the amount $279,053 and recorded interest on the note of $4,353 (Note 9 and Note 16 a). The President of the Company is a major shareholder, officer and a director of Core.

As at August 31, 2015, the Company had, loans payable of $196,998 to 1288131 Alberta Ltd. (August 31, 2014: $Nil). For the year ended August 31, 2015, the Company recorded interest on the loans payable of $15,619. As at August 31, 2015, included in trade and other payables, is interest of $15,619 (August 31, 2014: $Nil). The loans are payable on demand and bear interest at 10% per annum. Colin McNeil a director of the Company, is also an officer, director and shareholder of 1288131 Alberta Ltd., (Note 17).

As at August 31, 2015, the Company had shareholders’ loans payable of $866,107 (US$655,000). (August 31, 2014: US$655,000). For the year ended August 31, 2015, the Company recorded interest of $86,611 (August 31, 2014: $180,349) on the shareholders’ loans. As at August 31, 2015, the Company received notice that the shareholders loans were assigned and the Company has reclassified the amount to loans payable. As at August 31, 2015, included in trade and other payables, is interest of $86,848 (August 31, 2014: $269). The loans are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the loans. On August 30, 2014, the Company issued 13,128,420 units at $0.08 per unit as full settlement of shareholder loans payable of US$529,250, $250,000 and interest payable of $225,614 (Note 12 b (c), Note 9 and Note17).

9.	Secured Note Payable and Shareholders’ Loans

Secured Note Payable

As at August 31, 2014, the Company exchanged a secured note payable to Benchmark with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable to Benchmark with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note had an interest rate of 10%. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units

20

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

9.	Secured Note Payable and Shareholders’ Loans (continued)

The Company had accounted for this transaction as an exchange of debt instruments. Under IAS 39 “Financial Instruments: Recognition and Measurement”, an exchange between an existing borrower and lender of debt instruments with substantially different terms or substantial modification of the terms of an existing financial liability of part thereof is accounted for as an extinguishment. Since the new debt instrument had a conversion option, the terms were considered substantially different and therefore gave rise to extinguishment accounting. Further, the Company analyzed the conversion unit under IAS 39 and determined that it meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

As at August 31, 2014, the Company allocated the old note first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation CDN$
Secured promissory note (old debt instrument)	$1,322,347
Derivative liability (Conversion Unit)	(4,000,100)
Loss on exchange of debt instruments	2,677,753
$-

The Note was being accreted up to its face value of $1,322,347 (US$1,216,175) over the life of Note based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179 (August 31, 2014: $104,237).

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
2.	Issuance of 10,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 (Note 16 a).

21

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

9.	Secured Note Payable and Shareholders’ Loans (continued)

The following table presents the effect of the extinguishment of the Note on the consolidated financial statements of the Company:

August 31, 2015
Secured note payable	$1,608,149
Interest payable	154,179
Net assets and liabilities of Zavala Inc. (Note 16 a)	(836,717)
Common shares (Note 12 a)	(925,611)
$-

Shareholder Loans

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The original terms of the debt did not include settlement by the issuance of equity instruments.

Accounting Considerations

The Company has accounted for this transaction as an extinguishment of debt instruments for equity instruments under the guidance of IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments”. IFRIC 19 addresses the accounting of when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It states that if a debtor issues equity instruments to a creditor to extinguish all or part of a financial liability, those equity instruments are 'consideration paid' in accordance with IAS 39.41. Accordingly, the debtor should derecognise the financial liability fully or partly. IFRIC 19 further states that the debtor recognises in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the fair value of the equity instruments issued. As result, the Company recorded a loss on extinguishment in the amount of $1,335,935 in profit and loss which is the difference of the fair value of the equity instruments ($2,516,505) and the carrying value of the debt instruments ($1,180,570).

The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the conversion unit ($2,516,505) was allocated to the common stock component ($1,715,426) and warrant component ($801,079) based on their relative fair values. Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 30, 2014:

August 30, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	196.97%
Risk free rate using zero coupon US Treasury Security rate	0.94%

22

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

10.	Derivative Liabilities

At August 31, 2015, the Company recorded a net gain on derivative liabilities of $2,653,591 comprised of a loss on derivative warrant liabilities of $214,109 and a gain derivative unit liabilities of $2,867,700 (August 31, 2014: loss of $2,735,476 comprised of a loss on derivative warrant liabilities of $57,725 and a loss on derivative unit liabilities of $2,677,751).

Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2013	914,761	1,976,883	4.72
Warrants expired	(170,923)	(709,299)	(0.93)
Change in fair value estimates	-	57,723	-
As at August 31, 2014	743,838	1,325,307	3.74
Warrants expired	(613,350)	(1,258,206)	(4.66)
Change in fair value estimates	-	214,109
As at August 31, 2015	130,488	281,210	4.66

* Reflects the August 25, 2014 one-for-ten consolidation

On August 31, 2014 170,923 warrants exercisable at US$5.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as an increase to contributed surplus.

On April 13, 2015, 187,500 and 30,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as an increase to contributed surplus.

On July 20, 2015, 91,250 and 14,600 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as an increase to contributed surplus.

On August 7, 2015, 250,000 and 40,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as an increase to contributed surplus.

The following tables set out the number of derivative warrant liabilities outstanding as at August 31, 2015 and 2014, respectively:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
112,490	5.00	September 25, 2015(1)	0.07	220,640
17,998	2.50	September 25, 2015(1)	0.07	60,570
130,488			0.07	281,210

* Reflects the August 25, 2014 one-for-ten consolidation

(1)	Current

23

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

10.	Derivative Liabilities (continued)

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
187,500	5.00	April 13, 2015 (1)	0.62	365,474
30,000	2.50	April 13, 2015(1)	0.62	99,420
91,250	5.00	July 20, 2015(1)	0.88	133,431
14,600	2.50	July 20, 2015(1)	0.88	35,915
250,000	5.00	August 7, 2015(1)	0.93	365,964
40,000	2.50	August 7, 2015(1)	0.93	94,188
112,490	5.00	September 25, 2015	1.07	181,178
17,998	2.50	September 25, 2015	1.07	49,737
743,838			0.70	1,325,307
(1)	Current

* Reflects the August 25, 2014 one-for-ten consolidation

Derivative Unit Liabilities

The following tables summarize the components of the Company’s derivative liabilities reflected in US Dollars and linked common shares as at August 31, 2015 and 2014:

	August 31, 2015		August 31, 2014
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values $CDN	Indexed Shares	Fair Values $CDN
Conversion unit (1 common share and 1 common share purchase warrant)	-	-	15,202,188	(4,000,100)

Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement and extinguished the Note and its underlying derivative financial instruments. At August 31, 2014 the Company issued a face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note which gave rise to a derivative financial instrument (the “Note”). The Note had embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics and met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and conditions consisted of a conversion unit which was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit (Note 9).

Accounting principles provided in IAS 32 and IAS 39 required derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in profit and loss. The Company had selected the Monte Carlo Simulations valuation technique to fair value the common share component of the conversion unit because it believed that this technique was reflective of significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving common share components. Such assumptions included, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk free rates.

The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit because it believed this technique is reflective of significant assumption types market participants would likely consider in transactions involving warrants.

24

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

10. Derivative Liabilities (continued)

Significant inputs and results arising from the Monte Carlo Simulations process were as follows for the common share component contained in the conversion unit:

August 31, 2014
Underlying price on valuation date*	$0.3090
Contractual conversion rate	$0.08
Contractual term to maturity	1.00 Years
Implied expected term to maturity	0.613 Years
Market volatility:
Range of volatilities	78.41% - 269.09%
Equivalent volatility	181.25%
Contractual interest rate	10.0%
Equivalent market risk adjusted interest rate	10.00%
Equivalent credit risk adjusted yield	3.45%

*The underlying price of the common share component of the conversion unit was the sum of the market price on the valuation date and the fair value of the warrant component derived from the binomial lattice model.

Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit was as follows:

August 31, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	179.21%
Risk free rate using zero coupon US Treasury Security rate	1.63%

11.	Provisions

	Decommissioning Obligations (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2013	$119,742	$178,553	$298,295
Accretion expense	961	-	961
Change in estimates	7,225	-	7,225
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
Dissolution of subsidiary (Note 16 b)	(58,589)		(58,589)
Foreign exchange	4,630	(9,357)	(4,727)
Balance, August 31, 2014	$47,543	$-	$47,543
Accretion expense	1,498	-	1,498
Change in estimates	(11,253)	-	(11,253)
Additions	98,357	-	98,357
Obligations settled	(205)	-	(205)
Deconsolidation of Zavala Inc.( Note 16 a)	(102,143)	-	(102,143)
Foreign exchange	(22,234)	-	(22,234)
Balance, August 31, 2015	$11,563	$-	$11,563

25

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

11.	Provisions (continued)

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $11,563 as at August 31, 2015 (August 31, 2014: $47,543 ($11,768 current and $35,775 long term)) based on an undiscounted total future liability of $11,563 (August 31, 2014: $60,629). These payments are expected to be incurred during 2016.

b)	Other Provisions

On January 28, 2014, a vendor of Dyami Energy received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid, and legal fees of $21,178 and interest at a rate of 5% per annum from the date of judgment until paid (District Court of Zavala County, Texas Case No. 13-02-12941-ZCV). During 2013 the full amount of the provision was recorded together with legal fees and interest and transferred to trade and other payables.

12.	Share Capital and Reserves

The Company filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changing its name to Eagleford Energy Corp. The stock consolidation has been applied retrospectively for all periods presented.

a	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2013	12,262,517	$7,050,350
Warrants exercised (Note 12 b (a))	651,904	306,405
Debt settlement (Note 12 b (c))	14,757,120	1,715,426
Balance August 31, 2014	27,671,541	9,072,181
Common shares issuable upon the settlement of secured convertible note (Note 9)**	10,000,000	925,611
Balance August 31, 2015	37,671,541	$9,997,792

* Reflects the August 25, 2014 one-for-ten stock consolidation

**Common shares issuable upon the settlement of the secured convertible note subsequent to August 31, 2015 (Note 9)

26

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

12.	Share Capital and Reserves (continued)

b	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2015		August 31, 2014
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	9,293,560	$0.18	4,020,095	$0.40
Warrants exercised (Note 12 b (a))			(651,904)	$0.35
Warrants expired (Note 12 b (d) and (b))	(1,915,000)	$0.50	(1,453,191)	$0.35
Warrants issued (Note 12 (c))			7,378,560	$0.10
Balance, end of period	7,378,560	$0.10	9,293,560	$0.18

* Reflects the August 25, 2014 one-for-ten stock consolidation

(a)        Effective February 27, 2014, 651,904 common share purchase warrants were exercised at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $78,238 (Note 8).

(b)        On February 5, 2014, 200,000 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014, 80,052 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014, 1,173,139 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $140,793 with a corresponding increase to contributed surplus.

(c)        Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock (Note 9 and 10).

(d)        On January 24, 2015, 600,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 1,315,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(e)        Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to shares of common stock of the Company with a fair value of $925,611 (Note 9).

27

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

12.	Share Capital and Reserves (continued)

The following table summarizes the outstanding warrants as at August 31, 2015 and 2014, respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
7,378,560	$0.10	August 30, 2017	2.00	801,079

* Reflects the August 25, 2014 one-for-ten stock consolidation

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
600,000	$0.50	January 24, 2015	0.40	$507,038
1,315,000	$0.50	February 17, 2015	0.47	662,851
7,378,560	$0.10	August 30, 2017	3.00	801,079
9,293,560	$0.50		2.47	$1,970,968

* Reflects the August 25, 2014 one-for-ten stock consolidation

c	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31, 2015	August 31, 2014*
Weighted Average Shares Outstanding, basic	27,698,938	12,675,329
Weighted Average Shares Outstanding, diluted	37,555,135	12,675,329

* Reflects the August 25, 2014 one-for-ten stock consolidation

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2014 and 2013	105,000	$1.64
Granted	1,000,000	0.12
Expired	(5,000)	(1.64)
Balance, August 31, 2015	1,100,000	$0.25

* Reflects the August 25, 2014 one-for-ten stock consolidation

28

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

12.	Share Capital and Reserves (continued)

The following table is a summary of the Company's stock options outstanding and exercisable as at August 31, 2015 and 2014, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	1.50	100,000	$1.60
$0.12	1,000,000	$0.12	4.20	1,000,000	$0.12
	1,100,000	$0.25	3.95	1,100,000	$0.25

* Reflects the August 25, 2014 one-for-ten stock consolidation

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	2.50	1,00,000	$1.60
$2.50	5,000	$2.50	0.16	5,000	$2.50
	105,000	$1.64	2.39	105,000	$1.64

* Reflects the August 25, 2014 one-for-ten stock consolidation

Stock Based Compensation

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation – Non Employees

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used.

November 12, 2014
Weighted average fair value per option	$0.11
Weighted average risk free interest rate	1.54%
Forfeiture rate	0%
Weighted average expected volatility	287.49%
Expected life (years)	5
Dividend yield	Nil

29

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

12.	Share Capital and Reserves (continued)

e	Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2013	$506,200
Warrants expired (Note 12 b)	174,399
Derivative warrants expired (Note 10)	709,299
Balance, August 31, 2014	1,389,898
Stock options expired (Note 12 d)	11,112
Warrants expired (Note 12 b)	1,169,889
Derivative warrants expired Note 10)	1,258,206
Balance, August 31, 2015	$3,829,105

13.	Supplemental Cash Flow Information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the years set out:

Non-cash transactions	August 31, 2015 ($)	August 31, 2014 ($)	August 31, 2013 ($)
Warrants expired	(1,169,889)	-	-
Stock options expired	(11,112)	-	-
Stock based compensation	112,693	-	-
Derivative warrants expired	(1,258,206)	(709,299)	-
Warrants exercised for settlement of cash advances	-	228,167	-
Disposal of decommissioning obligation	135,064	26,426	-
Royalties paid under Matthews JDA	-	(167,715)	-
Units issued to settle debt	-	1,180,570	-
Warrants exercised	-	(78,238)	-
Shares issued for interest on secured note and shareholders’ loans	-	-	601,576
Broker warrants issued	-	-	44,895
Shares to be issued to settle debt	925,611	-	344,927

The following table summarizes the changes in non-cash working capital for the years set out:

Changes in non-cash working capital	August 31, 2015	August 31, 2014	August 31, 2013
Trade and other receivables	$137,652	$(129,335)	$(10,261)
Trade and other payables	153,479	331,480	339,622
Deferred revenue	(177,804)	177,804	-
Prepaid expenses and deposits	-	158,295	(158,295)
Provisions	-	-	398,362
Net change	$113,327	$538,244	$569,428

30

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

14.	Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable, shareholders’ loans and loans payable	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2015	August 31, 2014
Cash	$32,192	$103,215
Trade and other receivables	51,323	157,121
Balance	$83,515	$260,336

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets have had an impact on the Company’s ability to access capital or other viable options on terms that are acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,630,809	$1,630,809	-	-	-
Shareholders’ loans (1)	339,588	339,588	-	-	-
Loans payable (1)	1,063,105	1,063,105	-	-	-
Total	$3,033,502	$3,033,502	-	-	-
(1)	Translated at current exchange rate.

31

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

14.	Financial Instruments and Concentration of Risks (continued)

August 31, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,483,775	$1,483,775	-	-	-
Shareholders’ loans (1)	981,834	981,834	-	-	-
Total	$2,465,609	$2,465,609	-	-	-
(2)	Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other such factors.

Market events and conditions in recent years including oil and gas supply and demand, disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions contributed to a loss of confidence in the broader U.S. and global credit and financial markets and the oil and gas sector. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions contributed to further deteriorate the broader credit markets and stock market declines. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved, the recovery has been slow in various sectors including in Europe and North America and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•	attempts to utilize competent, professional consultants as support to management,
•	reviewing available petrophyisical analysis of prospects,
•	focusing on a limited number of properties.

(i)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that affect the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period may have a significant impact on the Company as all its oil properties are still in a development stage.

32

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

14.	Financial Instruments and Concentration of Risks (continued)

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2015 and 2014 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2015		2014
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$59,918	$46,192	$72,451	$57,597
Net income (loss)	$2,074,306	$2,060,580	$(6,107,550)	$(6,122,404)

(ii)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars at August 31, 2015 and 2014:

	August 31, 2015	August 31, 2014
Cash	22,166	$73,099
Trade and other receivables	24,154	74,091
Trade and other payables	(873,523)	(882,877)
Shareholders’ loans	(249,250)	(904,250)
Derivative liabilities	(212,668)	(4,899,511)
Loans payable	(776,000)	-
Prepaid expenses and deposits	-	27,478
Exploration and evaluation assets	-	4,638,600
Deferred revenue	-	(165,000)
Provisions	-	(32,948)
Net assets denominated in US$	$(2,065,121)	$(2,071,318)
Net asset CDN dollar equivalent at period end (1)	$(2,730,710)	$(2,249,038)
(1)	Translated at the exchange rate in effect at August 31, 2015 $1.3223 (August 31, 2014 $1.0858)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2015		August 31, 2014
Percentage	Increase	Decrease	Increase	Decrease
change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
5%	(180,541)	180,541	(122,100)	122,100
10%	(361,082)	361,082	(244,201)	244,201
15%	(541,623)	541,623	(366,301)	366,301
20%	(722,163)	722,163	(488,401)	488,401

33

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

14.	Financial Instruments and Concentration of Risks (continued)

(iii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates. Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2015 and 2014 are comprised of cash, derivative liabilities, trade and other receivables, trade and other payables, loans payable, shareholders’ loans and provisions.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	August 31, 2015		August 31, 2014
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	32,192	32,192	103,215	103,215
Derivative liabilities	281,210	281,210	5,325,407	5,325,407
Loans and receivables:
Trade and other receivables	51,323	51,323	157,121	157,121
Other financial liabilities:
Trade and other payables	1,630,809	1,630,809	1,483,775	1,483,775
Shareholders’ loans	339,588	339,588	981,834	981,834
Loans payable	1,063,105	1,063,105	-	-
Provisions (short and long term)	11,563	11,563	47,543	47,543

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, loans payable, secured note payable and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at the exchange amount.

34

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

14.	Financial Instruments and Concentration of Risks (continued)

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings and joint venture arrangements. Due to long lead cycles of the Company’s exploration and development activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or obtain additional farm-in arrangements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at August 31, 2015 and August 31, 2014 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended August 31, 2015. The Company is not subject to any externally imposed restrictions on its capital requirements.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions and opportunities to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

15.	Income Taxes

The Company has unused capital losses in the amount of approximately $195,852 (2014: $195,852) which may be carried forward indefinitely to offset future capital gains, and unused non capital losses available to reduce income in future years expiring as follows:

2015	47,434
2026	55,415
2027	42,337
2028	49,166
2029	252,898
2030	275,165
2031	648,310
2032	780,686
2033	829,530
2034	659,384
2035	839,494
$4,479,819

35

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

15.	Income Taxes (continued)

A reconciliation between income taxes provided at actual rates and at the basic rate ranging from 26.50% to 34% (2014: 26.50%% to 34%) for federal and provincial taxes is as follows:

	2015	2014
Net Loss	$2,695,018	$6,115,585
Taxes at statutory rates	(714,180)	(1,620,630)
Non-taxable items and others	564,318	1,412,019
Change in unrecognized deferred tax asset	149,862	208,611
	$-	$-

The significant components of the Company's unrecognized deferred income tax asset are summarized as follows:

	2015	2014
Operating loss carry forwards	$1,187,152	$1,019,911
Share issue costs	3,748	19,112
Marketable securities	-	777
Capital losses carry forwards	28,070	28,070
Oil and gas interests	76,713	76,713
Cumulative eligible capital	-	1,237
Unrecognized deferred tax asset	$1,295,683	$1,145,821

16.	Discontinued Operations and Dissolution of Subsidiary

a	Discontinued Operations of Eagleford Energy, Zavala Inc.

In accordance with the terms of a Secured Note and General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc.

At August 31, 2015, the Company was unable to pay the Note of $1,608,149 plus interest of $154,179, totaling $1,762,328 which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015 with the following terms:

(1)	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and

(2)	Issue 10,000,000 shares of common stock of the Company;

As a result the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date (August 31, 2015) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

36

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

16.	Discontinued Operations and Dissolution of Subsidiary (continued)

The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc. for the years set out:

	August 31, 2015	August 31, 2014	August 31, 2013
Expenses
Accretion	$1,498	$913	$-
General and administrative (recovery)	73,347	(305)	1,213
Bad debt expense	29,756	-	-
Impairment loss on marketable securities	167,815	-	-
Impairment loss on exploration and evaluation assets	4,490,045	-	-
Loss from discontinued operations	(4,762,461)	(608)	(1,213)
Foreign currency translation	(4,692)	3,800	892
Comprehensive income (loss) from discontinued operations	$(4,767,153)	$3,192	$(321)
Loss per share basic and diluted from discontinued operations	$(0.172)	$(0.000)	$(0.000)

The following table presents the consolidated statements of cash flows of Zavala Inc. for the years set out:

	August 31, 2015	August 31, 2014	August 31, 2013
Cash provided by (used in)
Operating activities
Net loss from discontinued operations	$(4,762,461)	$(608)	$(1,213)
Accretion	1,498	913	-
Impairment loss on marketable securities	167,815
Impairment loss on exploration and evaluation assets	4,490,045	-	-
Net changes in non-cash working capital
Accounts receivable	79,790	(80,448)	-
Accounts payable	(58,979)	64,169	1,266
Deferred revenue	(177,804)	177,804
Cash provided by (used in) operating activities, discontinued operations	(260,096)	161,830	53

Investing activities
Additions to exploration and evaluation assets	(109,874)	(113,578)	-
Cash used in investing activities, discontinued operations	(109,874)	(113,578)

Financing activities
Loans payable	279,053	-	-
Cash provided by financing activities, discontinued operations	279,053	-	-

Net cash provided by (used in) discontinued operations	$(90,917)	$48,252	$53

The following table presents the effect of the de-consolidation of Zavala Inc., on the Consolidated Statement of Financial Position of the Company at August 31, 2015:

August 31, 2015
Accounts receivable	$658
Restricted cash	33,058
Marketable securities	10,578
Exploration and evaluation assets	1,212,996
Provisions	(135,064)
Loan payable	(279,053)
Accounts payable	(6,456)
Net assets and liabilities of Zavala Inc.	$836,717

Upon disposition of Zavala Inc., the Company realized a foreign exchange translation gain of $615,881.

37

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

16.	Discontinued Operations and Dissolution of Subsidiary (continued)

b	Dissolution of Dyami Energy LLC

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murphy leases on the books of Dyami Energy prior to its dissolution were recorded by the Company.

The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary.

The following table presents the effect of the dissolution of Dyami Energy on the consolidated financial statements of the Company at April 3, 2014:

April 3, 2014
Exploration and evaluation assets – Murphy Lease	$(1,675,749)
Provisions	58,589
Foreign currency translation reserve	301,884
Net assets and liabilities of Dyami Energy	$(1,315,276)

17.	Subsequent Events

On August 13, 2015, the Company filed a petition against Stratex in the District Court of Harris County, Texas seeking breach of the settlement agreement dated March 31, 2015, for monies owed under the settlement agreement and unpaid production revenue of approximately US$44,000 in the aggregate plus damages. On December 4, 2015, the Company obtained a judgment against Stratex in the amount of $62,069.

On September 25, 2015, 112,490 and 17,998 derivative warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as an increase to contributed surplus.

38

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements
August 31, 2015 and 2014 and 2013
(Expressed In Canadian Dollars)

17.	Subsequent Events (continued)

On December 22, 2015, the Company issued 5,000,000 common shares in the capital of the Company at a price of $0.01 per share for gross proceeds of $50,000.

On December 22, 2015, the Company issued a total of 103,299,838 units at CDN $0.01 in the capital of the Company pursuant to the anti-dilution clause of the August 30, 2014 debt settlement agreements of $1,180,570. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units $7,882,072 was allocated to common shares $4,542,981 and warrants $3,339,091 based on their relative fair values and $7,882,072 was recorded as a loss on settlement of debt.

On December 22, 2015, the Company issued a total of 95,431,100 common shares in the capital of the Company at a price of US$0.01 per share upon the conversion of debt in the aggregate amount of $1,274,291 (US$954,311). The amount allocated to common shares based on fair value was $6,371,457 and $5,097,166 was recorded as a loss on settlement of debt.

39